EXHIBIT 99.1

Portage Biotech Announces $6.0 Million Registered Direct Offering

WESTPORT, Conn., Sept. 29, 2023 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as single agents and in combination, today announced that it has entered into a definitive agreement for the purchase and sale in a registered direct offering of an aggregate of 3,157,895 shares of its common stock (or common stock equivalents in lieu thereof), at a purchase price of $1.90 per share (or common stock equivalent in lieu thereof). The Company has also agreed to issue in a concurrent private placement unregistered series A warrants to purchase up to an aggregate of 3,157,895 shares of common stock, series B warrants to purchase up to an aggregate of 3,157,895 shares of common stock and series C warrants to purchase up to an aggregate of 3,157,895 shares of common stock. The closing of the offering is expected to occur on or about October 3, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The series A warrants will have an exercise price of $1.90 per share, will become exercisable immediately upon issuance and have a term of eighteen months from the date of issuance, the series B warrants will have an exercise price of $2.26 per share, will become exercisable immediately upon issuance and have a term of three years from the date of issuance and the series C warrants will have an exercise price of $2.26 per share, will become exercisable immediately upon issuance and have a term of five years from the date of issuance.

The gross proceeds to the Company from the offering are expected to be approximately $6.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for clinical development, general corporate and working capital purposes.

The securities described above (excluding the unregistered warrants and the shares of common stock underlying such unregistered warrants) are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-253468) that was originally filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2021 and became effective on March 8, 2021. The offering of such securities in the registered direct offering is being made only by means of a base prospectus and prospectus supplement that forms a part of the effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained, when available, from H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The unregistered warrants described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the shares of common stock underlying such warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the unregistered warrants and the underlying shares of common stock may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. Lead programs in the Portage portfolio include first-in-class invariant natural killer T cell (iNKT) small molecule engagers and best-in-class adenosine antagonists. These programs are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products.

Forward-Looking Statements

All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expect," "anticipate," "intend," "estimate," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company’s expectations on the completion of the offering and the anticipated use of proceeds therefrom are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: market and other conditions, the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com